SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer ID (CNPJ/ME): 33.042.730/0001-04	CSN MINERAÇÃO S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ/ME): 08.902.291/0001-15

Notice to the Market

Companhia Siderúrgica Nacional ("CSN") and CSN Mineração S.A. ("CSN Mineração") (“collectively "Companies"), in addition to the Notice to the Market released on April 16, inform that:

1-	On April 16, that is, on the same date of the drafting of a Temporary Interdiction Order, the Municipal Department of Environment and Planning of the Municipality of Itaguaí / RJ, due to the request of INEA – Instituto Estadual do Ambiente (“State Institute of the Environment”) and the dispatch of its legal sector, requested the Authorization Order 004-CA/2021 and 005-CA/2021. This maintained the full port operations of the Container Terminal of Sepetiba Tecon, controlled by CSN, and the Coal Terminal - TECAR, from CSN Mineração.

2-	On April 17, in order to guarantee the legal certainty of the Companies' port operations, a precautionary measure was filed in the Court of Justice of the State of Rio de Janeiro, which accepted the requests and suspended all illegal acts from the Municipality of Itaguaí against Sepetiba Tecon and CSN Mineração, in virtue of an injunction that determined the suspension of the effects of the Temporary Interdiction Notices and the Infraction Notices until the end of the judgement.

3-	Both port operations at Itaguaí/RJ continue running at a normal pace, therefore, there was no operational impact for CSN and CSN Mineração or any of its customers due to the arbitrary act of the Municipality of Itaguaí.

4-	The Companies reinforce that they do not recognize any of the charges allegedly imputed and clarify that the oversight took place without legal basis and arbitrarily, without any opportunity to provide clarifying information or defense, and point out that a Municipal Government does not have the jurisdiction to interdict a port with federal customs, duly licensed by the competent State Environmental Agency.

5-	CSN and CSN Mineração reiterate total environmental compliance and confirm the validity of all environmental licenses for their port operations in Itaguaí/RJ, which attests that their performance is completely based on what the legislation determines.

6-	The Companies will continue to take all legal measures that may be necessary to ensure the full operation of their exercises.

CSN and CSN Mineração will keep the market informed about any developments of this fact.

São Paulo, April 19, 2021.

Marcelo Cunha Ribeiro Executive Director of Investor Relations COMPANHIA SIDERÚRGICA NACIONAL	Pedro Barros Mercadante Oliva Investor Relations Officer CSN Mineração S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  April 19, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.